October 13, 2011

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:                            Millicom International Cellular S.A.

Form 20-F for the fiscal year ended December 31, 2010

Filed March 7, 2011

File No. 0-22828

Dear Mr. Spirgel

Reference is made to the comment letter of the Staff of the Securities and Exchange Commission (the “SEC”) dated September 23, 2011 with respect to the above referenced filing on Form 20-F of Millicom International Cellular S.A. (the “Company”).

On September 27, 2011 the Company filed a letter requesting an extension to submit a written response on or before October 14, 2011 as it believed it would require additional time to consider and respond to the comments. In consideration of its response to the comments, the Company believed that a discussion with the Staff of the SEC would be helpful in addressing the comments. A call has been arranged for this purpose on October 17, 2011.

Accordingly, the Company respectfully requests a further extension beyond October 14, 2011. The Company expects to provide a full response to all comments on or before October 21, 2011.

Please do not hesitate to contact me, Francois-Xavier Roger, with any questions.

Yours sincerely

Francois-Xavier Roger

Chief Financial Officer

MILLICOM INTERNATIONAL CELLULAR S.A.

15, rue Léon Laval, L-3372 Leudelange, (Grand-Duchy of Luxembourg)

Tel: + 352 27 759 101, Fax : + 352 27 759 359

RC B40630